United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One) Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration

Statement on Form F-3 ASR (File No. 333-182394).

EXHIBITS

Pricing Agreement, dated May 28, 2014 (incorporating the Underwriting Agreement – Standard Provisions dated June 28, 2012) among América Móvil, S.A.B. de C.V., as Issuer, and Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria, S.A., Société Générale and BNP Paribas, as Underwriters.	Exhibit 1.1

Ninth Supplemental Indenture, dated as of June 4, 2014, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 1.0% Senior Notes due 2018.	Exhibit 4.1

Specimen of Global Note representing the 1.0% Senior Notes due 2018.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated June 4, 2014.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated June 4, 2014.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer